FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002, through March 28, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: March 28, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated March 26 and 27, 2002 for the month of March 2002 ,through March 28, 2002:

1) Press release of March 26, regarding the approvement by the Board of Directors of financial statements for 2001;

2) Press release regarding : 2002 EBITDA's growth

TELECOM ITALIA

PRESS RELEASE

Rome, 27 March 2002 - In reference to the announcement made yesterday regarding results expected for 2002, Telecom Italia confirms that the **growth** in operating result (Ebit) for 2002 is expected to be at **least in line** with that of 2001. This confirms what was announced to the market on 14 February 2002, a 5-5.5% Cagr in EBITDA for the period 2001-2004.

Communication & Media Relations: +3906.3688.2066/2023
www.telecomitalia.it/stampa
Investor Relations: +3906.3688.2381/3378
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TELECOM ITALIA

PRESS RELEASE

Board approves financial statements

Dividend distribution policy confirmed

Revenues and Gross operating result grow in line with expectations

Improved composition of debt, average maturity extended

Group 2002-2004 business plan reorganization underway

First significant disposals completed

Expected 2002 Group operating results in line with 2001

TELECOM ITALIA GROUP

REVENUES: 30,818 MILLION EUROS (+13.4%)
GROSS OPERATING RESULT: 13,619 MILLION EUROS (+11.5%)
GROSS OPERATING RESULT/REVENUES RATIO: 44.2% (45% IN 2000)
OPERATING INCOME: 6,674 MILLION EUROS (+3.6%)
CONSOLIDATED NET RESULT: -2,068 MILLION EUROS AFTER NON-RECURRING CHARGES OF 4,613 MILLION EUROS
DEBT: 21,942 MILLION EUROS
SHORT-TERM DEBT EXPOSURE REDUCED FROM 69% TO 36%
AVERAGE COST OF DEBT 5.9%
FREE CASH FLOW 5,990 MILLION EUROS IN 2001, UP FROM 4,450 MILLION EUROS

TELECOM ITALIA SPA

REVENUES: 17,309 MILLION EUROS (-0.9%)
GROSS OPERATING RESULT: 7,571 MILLION EUROS (+0.2%)
OPERATING INCOME: 3,983 MILLION EUROS (+10.8%)
NET INCOME: 151 MILLION EUROS AFTER NON-RECURRING CHARGES TOTALLING 3,760 MILLION EUROS

RECOMMENDED DIVIDEND: 0.3125 EUROS PER ORDINARY SHARE AND 0.3237 EUROS PER SAVINGS SHARE MATCHING THE PREVIOUS YEAR

Milan, 26 March 2002 – At today's meeting the Telecom Italia Board of Directors, chaired by Marco Tronchetti Provera, **approved** the **financial statements for 2001**.

The Telecom Italia Group in 2001

The 2001 financial year closed with improved **Revenues**, **Gross operating revenue** and **Operating income**. Last year a new strategy was implemented, with the focus on core business, particularly the domestic fixed-line and mobile business and international mobile telephony markets. Major decisions were taken regarding the international portfolio, taking into account the changed macro economic conditions.
Key actions undertaken in 2001 include **adjustments** and **write-downs** of holdings at Group level and provisions for charges arising from participating interests for a total of **4,613 million euros**. As a result of this purely accounting measure, the Group posted a **consolidated net loss** equal to **2,068 million euros**.
After **adjustments** and **write-downs** totaling **3,760 million euros**, **Telecom Italia S.p.A.** posted a **net profit** of **151 million euros**.
The recommended **dividend**, corresponding to **0.3125 euros** per ordinary share and to **0.3237 euros** per savings share, shall be distributed after drawing on **reserves** for a total of **2,184** million euros, and will bring about a full tax credit.

In the second half of 2001 Olimpia S.p.A. acquired from Bell SA and from the market, the 27% stake held by Olivetti S.p.A. As a result, new management took over starting in October. After undertaking a wholesale review of the Group's strategies for growth, management rapidly implemented a **process** of **overall restructuring**, which forms an integral part of the 2002-2004 **Industrial Plan**.

An **overhaul of the Group management structure** has seen the arrival of a completely new **management team**, operating in accordance with new Group corporate structures and Senior Management Committees. At the same time the Domestic Wireline, Internet and Media, and Information Technology Business Units have also undergone far-reaching changes.
A Group-wide "**professional family**" approach has been adopted and strengthened, as have new procedures for the **approval** and **control** of **investments** and **acquisitions**, with governance **responsibilities** now **centralized**. The Group's **corporate structure** is being **simplified**: the target is to **significantly reduce** the **number** of Group **companies**, which at year-end 2001 numbered around 700.

Results have already been achieved in **improving the financial position** and restructuring Industrial operations, with a strong focus on core business. The majority of the **disposals** plan announced last September has already been completed following the sell-off of interests in **former satellite consortia**, acceptance of the **Lottomatica** public purchase offer, and the disposal of the holding in **AUNA**.

Agreement has also been reached (subject to approval from the competent authorities) to sell 50% of Telecom Italia's interest in **Stream**. Negotiations are at an advanced stage for the sale of the 40% holding in **Telemaco**.

TELECOM ITALIA GROUP

For 2001 holdings in **Nortel Inversora** Group (Telecom Argentina), which during the 2000 financial year were consolidated using the proportional method, were consolidated using the **shareholders' equity** method.
Further changes to the area of **consolidation** are:
- **Seat Pagine Gialle**, **Jet Multimedia** and **Maxitel Groups** and the **Digitel** company have been fully consolidated in the 2001 accounts, inclusive of income data, whereas in the 2000 financial year they were consolidated solely on an equity basis owing to the fact that they were acquired towards the end of the year.
- **Entel Chile** Group and the **TIM Celular Centro Sul**, **TIM Sao Paulo** and **TIM Rio Norte** companies have been included in the area of consolidation from 2001.
- **Sirti** and **Italtel** Groups left the area of consolidation after disposal in late 2000. These companies were wholly consolidated for the first 9 months of the 2000 financial statements.

Group **revenues** amounted to **30,818** million euros, after registering **13.4% growth** compared with 2000 (+2.7% under equivalent consolidation terms – *solely taking into account companies present in both financial years*). After deduction of interests owing to other telecommunications companies, revenues amounted to 27,104 million euros, up by 2,649 million euros (**+10.8%**) compared with 2000. Revenues benefitted from the good performance of mobile telephony services, and from changes to the area of consolidation.

Gross operating result, at **13,619** million euros, increased by **1,400** million euros (**+11.5%** compared with 2000, +6.6% under equivalent consolidation terms) and amounted to **44.2%** of revenues (45% in 2000). Growth in total Gross operating result may predominantly be ascribed to the good performance of the TIM Group (+313 million euros) and to the inclusion of the SEAT Pagine Gialle (+444 million euros) and ENTEL Chile (+374 million euros) Groups.

Write-downs rose from 5,209 to **6,275** million euros, of which write-downs for goodwill increased by 854 million euros, from 168 to **1,022** million euros as a result of acquisitions.

Operating income amounted to **6,674** million euros, an improvement of 234 million euros (**+3.6%** compared with 2000). Growth in operating income may be attributed to alterations in the consolidation perimeter and to more efficient management of operations, which offset higher write-downs for goodwill.

The Group posted a **consolidated net loss** of **2,068 million euros** after **non-recurring charges** of **4,613** million euros *(3,036 million euros inclusive of the 1,577 million euros reduction in fiscal charges)* which did not apply during the previous financial year. A net profit of 2,028 million euros was posted in 2000, inclusive of 184 million euros in

The net result for 2001 was particularly penalized by the following factors:

- **Adjustments** to the **value** of: International Operations BU (**2,136** million euros); Mobile Services BU international holdings (**547** million euros); Internet and Media Business Unit operations (**416** million euros); Satellite Services BU (**291** million euros);
- **Write-downs of investments in Argentina** as a result of the changes in the economic situation, amounting to 406 million euros;
- **Costs incurred in disposal of Stream S.p.A.** amounting to **248** million euros;
- **Provisions for the put/call options** on Seat PG S.p.A. shares amounting to **569** million euros;

In addition to the above charges, income performance was also held back by **net financial charges** corresponding to **1,584** million euros (+974 million euros compared with 2000). This was brought about as a result of higher debt, **adjustments** of the **value** of **investment activities** amounting to **1,341** million euros (compared with 1,145 million euros for 2000), and 640 million euros in reduced gains from disposals.

Investments totalled **11,257** million euros, against 19,484 million euros in 2000. Of this figure, 6,990 million euros went on capital expenditure, 3,093 million euros on financial investments, and 1,174 million euros on goodwill.

Free cash flow posted an increase exceeding **34%**, up from the 2000 figure of 4,453 million euros to **5,990** million euros.

Net debt, corresponding to **21,942** million euros, was up by 4,709 million euros on year-end 2000, essentially as a result of investments in international mobile and fixed-line telecommunications interests, and as a result of distribution of dividends. **Debt structure improved** in 2001: the proportion of debt reaching maturity **after more than one year** is up from **31%** to **64%**; the **average cost** of debt was pegged at **5.9%**.

Group **headcount** at year-end 2001 was **109,956**, an increase of 2,785 compared with 2000, resulting from changes to the area of consolidation.

TELECOM ITALIA SPA

The company financial statements required by Italian civil law of parent company Telecom Italia S.p.A. closed with a **net profit** of **151** million euros, after **non-recurring charges** corresponding to **3,760** million euros (2,498 million euros inclusive of 1,262 million euros in lower fiscal charges). The recommended **dividend**, which is the same as last year's, corresponds to **0.3125 euros per ordinary share** and **0.3237 euros per savings share**. Dividends shall be paid out following withdrawal of the sum of **2,184** million euros from reserves.

Telecom Italia SpA **revenues** of **17,309** million euros at the end of 2001 kept pace with the 2000 financial year figure of 17,463 million euros.

Gross operating result grew by 0.2% to **7,571** million euros, and accounted for 43.7% of revenues (43.3% in 2000).

Operating income corresponded to **3,983** million euros, a **10.8% increase** compared with 2000. As a proportion of revenues, operating income accounted for 23%, against 20.6% in 2000.

Net financial borrowings amounted to **16,913** million euros, a figure that was substantially unchanged compared with the preceding year (16,839 million euros). This reflected a balance between requirements for financial investments and the distribution of dividends as covered by the disposal of satellite consortia, the effects of securitization and money supply from operations. The composition of debt was also modified through the issue of four Telecom Italia **bonds** for a total of 8,250 million euros; this has made it possible to consolidate a significant proportion of short-term debt, and considerably **lengthen average debt maturity.**

In 2002 the Group **expects** to record an operating result that **matches or betters its 2001 result**. The Group continues to pursue its commitment to **reducing net financial borrowings** through prudent management of investments, costs, and continuation of the disposal plan.

EVENTS OCCURRING AFTER 31/12/ 2001

Disposal plan

The planned disposal of operations not strategic to the Group commenced in late 2001 with the sale of interests in **former satellite consortia** (generating proceeds of **450 million euros**), acceptance of the public purchase offer for **Lottomatica** (generating proceeds corresponding to **211 million euros,** or 390 million euros taking into account the stake held by Olivetti), and the deal struck with Endesa, Union Fenosa and Santander Central Hispano for the sale of the 26.9% stake in **Auna (1.85 billion euros**, subject to authorization by the Spanish regulatory authorities). This process has continued in early 2002 with the following transactions:

- Disposal of TIM's 19.6% stake in BDT, the company that controls Bouygues Telecom, for an overall counter-value equal to **750 million euros**.
- An agreement, subject to approval by the competent Italian authorities, with News Corporation and Vivendi Universal/Canal+ for the sale of 50% of Telecom Italia's holding in **Stream** for US$ **42 million** (47 million euros). On agreement of the sale, Telecom Italia made a commitment to write off accounts receivable from Stream worth US$ 80 million. The economic repercussions of this transaction have already been entered under the extraordinary reserves item.
- In addition, as part of a wide-ranging initiative to realize value from real estate operations, negotiations are underway for the sell off of the 40% interest in **Telemaco**.

Bond issue 2002-2022 reserved for subscription by Telecom Italia Group personnel. On

“Telecom Italia 2002 –2022” variable rate bond was offered exclusively for subscription by currently serving or retired Telecom Italia Group employees up to an overall maximum of 1 billion euros. As at 22 March bonds had been underwritten for a total of around 160 million euros by 10,029 Group employees.

Bond issue

Under the “Global Note Program”, the first issue of bonds for the year was completed in February for a total of 2.5 billion euros and issued in two tranches of 1.25 billion euros, maturing respectively on 1 February 2007 and 1 February 2012. The total value for the “Global Note Program” for the refinancing of the Group’s debt has recently been extended from 10 to 12 billion US dollars.

Buy-back of Telecom Italia shares

Subsequent to authorization of the resolution passed by the Shareholders' Meeting in ordinary session on 7 November 2001, in March the company began buying back its own shares on the market, in respect of the terms and conditions laid down by current legislation and by the shareholder authorization. Until now a total of 2,225,000 Telecom Italia savings shares have been bought back at an average price of approximately 6.06 euros per share, for an overall investment of approximately 13.5 million euros.

§

The Board of Directors has called an ordinary Shareholders’ Meeting date to approve the financial statements for 7 and 8 May 2002, in first and second call respectively. The Board has also established the date for coupon detachment as 20 May 2002; dividend payout beginning on 23 May 2002.

§

The Board of Directors has furthermore granted its approval to start up of the executive phase of the plan announced last December to integrate Group real estate operations and of corporate entities providing real estate services in order to realize greater value from these assets. The approved executive project will be executed through the transfer of the assets in question to a newly formed company, after a process of reorganization to facilitate these changes. The assets in question will subsequently be grouped together as part of a closed-end real estate fund.

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Investor Relations: +3906.3688.2381/3378

BUSINESS UNIT RESULTS BREAKDOWN

DOMESTIC WIRELINE

Domestic Wireline (DW), Telecom Italia's fixed-line services network business unit, closed 2001 with **Gross operating result** up **4.9%** at **7,788** million euros. Operating margins improved over the year: the **Gross operating result/Revenues** ratio rose to **45%** (**+2.6%**), making DW **Europe's number one major carrier** and bearing out the unit's significant market leadership.

DW's **gross revenues** amounted to **17,291** million euros in 2001. The slight decrease compared with 2000 (-1.3%) is principally the result of lower revenues from traditional voice services (-5.5%) compared with 2000. The **Teleconomy** offer, however, achieved significant commercial success: at year-end 2001 almost **4.1 million** subscribers had signed up (**+98,5%**). **Revenues** continued to grow from **data offerings** and business Web services (**+9.4%**) and from **wholesale services** to other carriers and domestic(**+11.2%**) and international (**11.3%**) Internet Service Providers

The company has supplied **390,000** (**+239%**) **broadband accesses**, of which **143,000** were to the **wholesale** (**+76%**) and **247,000** to the **retail** (**+626%**) markets.
The successful **data transmission** and **business Internet services market** strategy resulted **in 107,000 Broadband accesses** in xDSL and fibre optic technology sold during the year to 31 December 2001 (**+269%**). The highest growth rate in the broadband access market was registered in the mass market and SOHO segment: the total of **140,000** connections was **up** by **2700%** on the preceding year-end.

At year-end 2001 the company supplied 27,353,353 fixed-line network connections, up by 0.7% on 31 December 2000.

The slight fall in revenues was more than offset by a **significant reduction** in **costs**, which were **down** by **5.8%** on a year earlier as a result of rationalization drives implemented during 2001, and as a result of ongoing network efficiency gains. At the same time the business unit posted further gains in efficiency and productivity through prudent control of acquisitions and investments, while at the same time enhancing distribution channels, customer care and customer service.

In a **completely liberalized market** where more than 180 carriers operate, DW has succeeded in maintaining a significant market share of call traffic (local: 78%, domestic long distance: 73%, fixed/mobile: 72%, international long distance: 68%).

DW **capital expenditure** in 2001 amounted to 2.8 billion euros, of which the largest portion was spent on broadband infrastructure and innovative services.

Over the next three years Domestic Wireline plans to invest approximately 6.7 billion euros (2002-2004), the majority of which is earmarked for innovative services.

MOBILE SERVICES

With **23.95** million lines (**+10.9%**) and call traffic of almost **34 billion minutes** (**+13.6%**), **TIM SpA** confirmed its position as Italy's number one mobile telephony company in 2001.

Significant across-the-board growth was registered in all main operational areas: revenues, Gross operating result, profitability and net income. In consequence, the Board of Directors will recommend that the Shareholders' Meeting, distributes total **dividends** (gross of legally required withholding tax) **up from 1,661 million euros for 2000 to 2,008 million euros for 2001** (the dividend for each ordinary share increases from the 2000 rate of 0.1937 euros to 0.2342 euros; savings share dividends rise from 0.2057 euros to 0.2462 euros). The total dividend payout shall in part to be financed from extraordinary reserves.

TIM Group revenues amounted to **10,250** million euros, up by 8.8% compared with 2000 (9,418 million euros). **Gross operating result**, corresponding to **4,760** million euros, **rose** by **7%** compared to the same period in 2000 (4,447 million euros). **Operating income** amounted to **3,136** million euros, up 5% compared with 2000 (2,988 million euros) despite greater depreciation of premises and equipment.

The TIM Group supplied around **50.7** million **mobile lines**, corresponding to a 24% increase over the figure for a year earlier.

TIM S.p.A. revenues grew by 5.4% (**8,357** million euros against 7,929 million euros in 2000) while **revenues** from **services**, corresponding to **7,895** million euros, rose by 7.9%. In particular, revenues from **Value Added Services** (VAS) reached **532** million euros, a 56% improvement compared with 2000.

Gross operating result reached **4,225** million euros, a growth of 9.9% compared with the previous year (3,845 million euros) as a result of greater operating efficiency. Gross operating result accounted for 50.6% of overall revenues (48.5% during the 2000 financial year).

Operating income (**3,231** million euros) grew by 12.9% compared with 2000. **Net income for the year** of **1,907** million euros registered 2.4% growth compared with 2000 (1,862 million euros) despite higher direct taxes than the previous year.

In 2001 adjustments were made to the value of the international portfolio, as a precaution against changed macroeconomic conditions.

INTERNET & MEDIA

The Seat Pagine Gialle Group registered **revenue growth** in 2001 following changes to the consolidation area, improved profitability and implementation of a new mission centred upon creation of a multiplatform media group spanning the Internet, telephone, directories and television.

In 2001 the Seat Pagine Gialle Group posted total **revenues** corresponding to **1,957** million euros (+**2.6**% under equivalent consolidation terms). This result is particularly impressive considering the slowdown in the European economy, which was particularly marked in advertising, a sector in which the Seat PG Group generates the majority of its turnover.

Gross operating result reached **444** million euros, against 361 million euros during the preceding year (+**23**% under equivalent consolidation terms). This growth may be attributed to rationalization of costs and enhanced profitability from telephone publishing.

Operating income amounted to 31 million euros, compared with a 1 million euro loss in the proforma 2000 accounts. To facilitate equivalent comparisons, the figure for 2000 is inclusive of the results of companies consolidated starting in 2001.

The **post-minorities net result** for 2001 was a 313 million euro loss, after **adjustments of the value** of **investment assets** and **net extraordinary charges totalling** 378 million euros.

INFORMATION TECHNOLOGY SERVICES

The **Information Technology Services** business unit, which is responsible for Telecom Italia Group IT operations and is domestic Italian market leader, pursued its objective of repositioning itself towards higher value added products. In accordance with its new strategic orientation, the business unit was restructured in early 2002 and split into two new business units: one for Group captive operations and one for market-oriented operations (Finsiel).

IT Services BU **revenues** in 2001 amounted to **2,033 million euros**, against 2,138 million euros during the preceding year (**-4.9%**). Company performance was affected by new outsourcing contracts entered into in 2001 by Telesoft and Netsiel with the Domestic Wireline BU, following completion of the spin-off of Telecom Italia information functions. These contracts, which have been devised to achieve maximum efficiencies by implementing competitive considerations on a market conditions basis, resulted in a significant reduction of revenues in sectors dedicated to operations of this nature.

Profitability increased **progressively** through 2001: **Gross operating result**, reached **332** million euros against 329 million euros in 2000 (+**0.9%**), and **Operating income** amounted to **162** million euros against 134 million euros for the previous year (+**20.9%**).
The accounts for 2001 closed with significantly improved results by Groups/companies operating within the IT Services business unit:

Finsiel Group: revenues 1,209 million euros, +3.6%; Gross operating result corresponding to 168 million euros, +5.7%; operating income 124 million euros, +15.9%.
Telesoft Group: revenues 525 million euros, +16.7%; Gross operating result 42 million euros, +24%: operating income 25 million euros.
Netsiel: revenues 359 million euros; Gross operating result 119 million euros; operating income 14 million euros.

INTERNATIONAL OPERATIONS

For International Operations 2001 was characterized by an extension of international presence and by **optimization** of the portfolio of operations oriented towards focusing Group presence in **Europe** and in **Latin America**.
Notably, further stakes were acquired in March in the **Entel Chile** Group, taking the Telecom Italia interest to 54.76%. Early in the year the shareholding structure of **Auna** was revised, leaving the Telecom Italia Group with a stake of 26.89% (in December 2001 this interest was disposed of). In April **Jet Multimedia** acquired 100% of **Victoire Multimedia** from the LVMH Group. During the first quarter of 2001, 30% of **Mediterranean Nautilus** S.A. was sold to Fishman Group company FTT Investment.

Compared to the preceding year, the area of consolidation was extended to include the Entel Chile and Jet Multimedia Groups (which were consolidated in 2000 purely on an equity basis). Over the same period subsidiary company Nortel Inversora, the holding company that controls Telecom Argentina, exited the area of consolidation, and at year-end 2001 was consolidated under the shareholders' equity method.

Revenues from International Operations in 2001 reached **1,879 million euros, +272%** compared with the previous year (505 million euros). **Gross operating result** reached **347 million euros**, compared with a negative figure of 3 million euros for the previous financial year. **Operating income** posted a loss corresponding to **268** million euros (-135 million euros in 2000). The difference compared to 2000 was substantially the result of greater write-downs for goodwill, and increased adjustment allocations regarding the Entel Chile and Jet Multimedia Groups.

A breakdown of income data for the Group's principal holdings follows:

- **Entel Chile Group** registered **revenues** in 2001 of **1,251 million euros** (+35.8% compared with 2000), **Gross operating result** corresponding to **374 million euros** (+28.5%) and **Operating income** of **128 million euros** (+12.5%).

- **Brasil Telecom Group** turned in very impressive figures for 2001, with **revenues** of **3,074 million euros** (+36.6%) compared with 2000[1]) **Gross operating result** of **1,633 million euros** (+29%). **Operating income** reached **571 million euros**, a 38% rise compared with 2000.

- **9Telecom Group** registered **revenues** of **277 million euros**, up **188.5%** compared with the preceding year. **Gross operating result** and **Operating income** was negative, respectively **129 (+14.6%)** and **296 million (-69%)** euros **(2000)**. The number of voice (+86.7%) and Internet customers was up sharply (+153.3%).

- **Telekom Austria** closed the year with **revenues** of **3,943 million euros**, up slightly on the preceding year. **Gross operating result** was up at **1,488** million euros (**+36.9%** compared with 2000) and **Operating income** improved to 326 million euros.

- **Telekom Serbia** at year-end registered **revenues** of **438 million euros, up 20%** compared with 2000. **Gross operating result** was **161 million euros (+3.8%)** and **Operating income** amounted to 49 million euros, a 24% drop.

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[1] Comparison of Brasil Telecom figures for 2000 and 2001 is not on an equivalent terms basis, as during the course of

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events and financial performance. Such forward looking statements relate in particular to management's forecast of financial performance for 2002. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a full liberalized market, including the entry of new competitors, especially global and regional alliances formed by other telecommunications operators, in Telecom Italia's core fixed-line and wireless markets;
- Telecom Italia's ability to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to market share loss and pricing pressures;
- Telecom Italia's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the recent economic crisis in Argentina, the slowdown generally in Latin American economics and the events of September 11 on Telecom Italia's international business focused on Latin America and on its investments and capital expenditures;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of Telecom Italia's interests in various companies;
- the Group's ability to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts;

- the Group's ability to realize the benefits of the merger of SEAT and Tin.it; and

- SEAT's ability to implement successfully its internet strategy.

In addition to the factors noted above, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results for 2002.